FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
		Section 30(h) of the Investment Company Act of 1940	OMB APPROVAL
☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).		OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response.........0.5
(Print or Type Responses)

1. Name and Address of Reporting Person* Bertelsmann AG	2. Issuer Name and Ticker or Trading Symbol barnesandnoble.com inc (bnbn)						6. Relationship of Reporting Person(s) to Issuer (Check all applicable) ☐ Director ☒ 10% Owner ☐ Officer ☐ Other (specify below) (give title below)
(Last) (First) (Middle) Carl-Bertelsmann-Strauss 270	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)			4. Statement for Month/Day/Year 10/30/02 and 10/31/02
(Street) 33311 Gutersloh Germany				5. If Amendment, Date of Original (Month/Day/Year)			7. Individual or Joint/Group Filing (Check Applicable Line) ☐ Form filed by One Reporting Person ☒ Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/ Day/Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Class A Common Stock	10/30/02		P		35,000	A	$1.1421		I	(1)
Class A Common Stock	10/31/02		P		35,000	A	$1.2139	70,000	I	(1)

FORM 4 (continued)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/Year)	3A. Deemed Execution Date, if any, (Month/ Day/Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securites Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Trans- action(s) (Instr. 4)	10. Owner- ship Form of Derivative Securities: Direct(D) or Indirect(I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Excer- cisable	Expira- tion Date	Title	Amount or Number of Shares

Explanation of Responses:

(1) The shares are directly owned by BOL.US Online Inc., a wholly owned subsidiary of Bertelsmann AG.
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

/s/ Robert J. Sorrentino	11/1/02

** Signature of Reporting Person	Date
Bertelsmann AG
By: Robert J. Sorrentino, Attorney-in-fact Dr. Ewald Walgenbach Title: CEO DirectGroup Bertelsmann, Member of the Executive Board of Bertelsmann AG

*	If the form is filed by more than one reporting person, see Instruction 4(b)(v).
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

JOINT FILER INFORMATION

Name:	BOL.US Online, Inc.
Address:	1540 Broadway New York, New York
Designated Filer:	Bertelsmann AG
Issuer and Ticker Symbol:	barnesandnoble.com inc (bnbn)
Statement for Month/Day/Year:	10/30/02 and 10/31/02

Signature:	BOL.US Online, Inc.

	By:	/s/ Robert J. Sorrentino		Date:	11/1/02

**Signature of Reporting Person
		Name:	Robert J. Sorrentino
		Title:	President

POWER OF ATTORNEY

        The undersigned individual, as an officer of Bertelsmann AG (as indicated below) hereby constitutes and appoints Robert J. Sorrentino, acting individually, his true and lawful attorney-in-fact for the following purpose:

        To execute and deliver on behalf of Bertelsmann AG (1) all Statements of Changes of Beneficial Ownership of Securities on Form 4 and (2) any and all amendments to the Statement on Schedule 13D, in each case to be filed by Bertelsmann AG in connection with its beneficial ownership of shares of Class A Common Stock of barnesandnoble.com inc. (the “Shares”).

and hereby ratifies and confirms everything said attorney-in-fact may do by virtue of this instrument.

        This Power of Attorney shall remain in full force and effect until Bertelsmann AG is no longer required to make filings with the U.S. Securities and Exchange Commission with respect to its beneficial ownership of Shares, unless earlier revoked by Bertelsmann AG in a signed writing delivered to the foregoing attorney-in-fact.

        In witness whereof, the undersigned has duly executed and delivered this power of attorney as of the 30th day of October, 2002.

/s/ Dr. Ewald Walgenbach
Name:	Dr. Ewald Walgenbach
Title:	CEO DirectGroup Bertelsmann, Member of the Executive Board of Bertelsmann AG